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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0000857489

Issuer: Vanguard International Equity Index Funds (the “Trust”)
Exchange: American Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

P.O. BOX 2600, VALLEY FORGE, PA 19482
TELEPHONE NUMBER (610) 669-1000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

ETF Shares (See Exhibit A)
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ]	17CFR240.12d2-2(a)(1)

[ ]	17CFR240.12d2-2(a)(2)

[ ]	17CFR240.12d2-2(a)(3)

[ ]	17CFR240.12d2-2(a)(4)

[ ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

[ X ] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Vanguard International Equity Index Funds certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 15, 2008	By	/s/ Arthur S. Gabinet	Assistant Secretary
Date		Name	Title

[1] Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit A

Title of Each Class to be Withdrawn	Title of Series of the Trust
Vanguard European ETF	Vanguard European Stock Index Fund
Vanguard Pacific ETF	Vanguard Pacific Stock Index Fund
Vanguard Emerging Markets ETF	Vanguard Emerging Markets Stock Index Fund
Vanguard FTSE All-World ex-US ETF	Vanguard FTSE All-World ex-US Index Fund